06003666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8- 46684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury, Piret Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

One Boston Place, Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marguerite Piret (617) 367-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Shuman & Freedberg LLC
(Name - if *individual, state last, first, middle name*)

Three Tech Circle, P.O. Box 3030, Natick, MA 01760
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption nftom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marguerite Piret, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury, Piret Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

M A Piret
Signature

President, Newbury, Piret Securities, Inc.
Title

Heather J. Pollini
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
□ (in) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors report on internal accounting control.

* **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY,

PIRET COMPANIES, INC.)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

SULLIVAN SHUMAN FREEDBERG
Professional Excellence ▪ Client Focus

INDEPENDENT AUDITORS' REPORT

THE DIRECTOR AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Newbury, Piret Securities, Inc. (a wholly owned subsidiary of Newbury, Piret Companies, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury, Piret Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan Shuman + Freedberg LLC

February 23, 2006

ssfcpa.com ▪ 508-652-0000 ▪ 508-651-8881 f
Three Tech Circle ▪ PO Box 3030 ▪ Natick MA 01760

Sullivan Shuman & Freedberg LLC ▪ Certified Public Accountants

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CASH	$	4,810
MARKETABLE SECURITIES		20,432
	$	25,242

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE	$	383
ACCRUED EXPENSES		6,007
DUE TO PARENT COMPANY		4,050
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value		
Authorized 80,000 shares		
Issued 2,723 shares		2,723
Additional paid-in capital		20,637
Accumulated deficit		(8,558)
TOTAL STOCKHOLDER'S EQUITY		14,802
	$	25,242

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions and fee income	$	338,880
Investment income		459
		339,339
OPERATING EXPENSES		345,598
NET LOSS	$	(6,259)

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, December 31, 2004	$ 1,875	$ 16,485	$ (2,299)	$ 16,061
ISSUANCE OF 848 SHARES OF COMMON STOCK	848	4,152	-	5,000
NET LOSS	-	-	(6,259)	(6,259)
BALANCE, December 31, 2005	$ 2,723	$ 20,637	$ (8,558)	$ 14,802

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:	
Net loss	$ (6,259)
Change in operating assets and liabilities:	
Due to parent company	4,150
Accounts payable	(1,472)
Accrued expenses	2,527
NET CASH USED IN OPERATING ACTIVITIES	(1,054)
INVESTING ACTIVITIES -	
Purchase of marketable securities	(3,658)
FINANCING ACTIVITIES -	
Issuance of common stock	5,000
NET INCREASE IN CASH	288
CASH, beginning of year	4,522
CASH, end of year	$ 4,810

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

A. Line of Business:

Newbury Piret Securities, Inc. (the Company) is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Rule 15(c)3-3.

B. Summary of Significant Accounting Policies:

Commission Income:

Commission income is recognized based upon the trade date of the underlying transaction.

Marketable Securities:

Marketable securities represent readily marketable shares of a mutual fund invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Taxes on Income:

The Company files its tax returns on a consolidated basis with its parent company.

D. Related Party Transactions:

The Company is co-located with its parent. During 2005, under an agreement dated October 22, 2004, the Company charged its parent $16,480 for providing the use of its broker-dealer license. Similarly, under and an agreement dated on the same date, the Company paid $4,639 to its parent for its share of allocated indirect overhead costs and certain direct costs. The above amounts are charged and paid monthly and are subject to periodic review.

E. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

F. Net Capital Requirement Under Rule 15(c)3-1:

The Company's net capital as calculated under the uniform net capital rule (rule 15(c)3-1) is as follows:

Stockholder's equity as of December 31, 2005	$ 14,802
Haircut on marketable securities	(409)
Net capital as of December 31, 2005	$ 14,393
Minimum required	$ 5,000

Following is a reconciliation of the Company's net capital as calculated above to that shown on the Company's December 31, 2005 unaudited Part II of Form X-17A-5 filed previously:

Net capital as reported on Part II of Form X-17A-5	$ 15,252
Adjustment to accrued expenses	(859)
Net capital as above	$ 14,393

THE DIRECTOR AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Newbury, Piret Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commissions (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the director, the sole stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan Shuman + Freedberg LLC

February 23, 2006

ssfcpa.com • 508-652-0000 • 508-651-8881 f
Three Tech Circle • PO Box 3030 • Natick MA 01760
Sullivan Shuman & Freedberg LLC • Certified Public Accountants

THE DIRECTOR AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Newbury, Piret Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commissions (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the director, the sole stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan Shuman + Ferraberg LLC

February 23, 2006